Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE SIX MONTHS ENDED JUNE 30, 2009	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 27,026	$ 33,675	$ 84,356
Equity income/loss and dividends from investees	3,125	14,876	14,405
Income taxes	6,949	8,275	14,673
Earnings from continuing operations before income taxes	$ 37,100	$ 56,826	$ 113,434
Fixed charges:			
Interest, long-term debt	$ 16,465	$ 33,409	$ 55,132
Interest, other (including interest on short-term debt)	3,104	6,888	26,795
Amortization of debt expense, premium, net	581	1,169	2,317
Portion of rentals representative of an interest factor	134	197	513
Total fixed charges	$ 20,284	$ 41,663	$ 84,757
Earnings from continuing operations before income taxes	$ 37,100	$ 56,826	$ 113,434
Plus: total fixed charges from above	20,284	41,663	84,757
Plus: amortization of capitalized interest	102	204	407
Earnings from continuing operations before income taxes and fixed charges	$ 57,486	$ 98,693	$ 198,598
Ratio of earnings to fixed charges	2.83 ×	2.37 ×	2.34 ×
Total fixed charges from above	20,284	41,663	84,757
Preferred stock dividends	15	29	54
Total fixed charges and preferred stock dividends	20,299	41,692	84,811
Ratio of earnings to combined fixed charges and preferred stock dividends	2.83 ×	2.37 ×	2.34 ×